Lima, November 2, 2023

Mr. Michael Purcell

Ms. Karina Dorin

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission (SEC)

100 F Street, NE

Washington, D.C. 20549

Re: Buenaventura Mining Company Inc.

Form 20-F for the Fiscal Year ended December 31, 2022, filed May 1, 2023

Response dated October 12, 2023

File No. 001-14370

Dear Mr. Purcell, Ms. Dorin:

We note the receipt by Buenaventura Mining Company Inc. (Compañía de Minas Buenaventura S.A.A., or the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated October 19, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”) and our prior response dated October 12, 2023.

In the Comment Letter you requested that the Company respond to your comments within ten business days or advise you when we would provide a response.

We would like to request an extension of an additional 20 business days to provide a response due to the fact that several responses to the questions posed in the Comment Letter require the Company to further gather information. Accordingly, the Company respectfully requests an extension until November 30, 2023, to file its response to the Staff Comment Letter

If you have any questions, or require additional information please feel free to contact me at daniel.dominguez@buenaventura.pe.

Sincerely,

/s/ Daniel Domínguez Vera
Daniel Domínguez Vera
Vice President of Finance and Administration
Compañia de Minas Buenaventura S.A.A.